TABCORP

TABCORP Holdings Limited
ACN 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

04010305

23 February 2004

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

MAR - 4 2004

SUPPL

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
Company Secretary

dlw 3/5

Enc.

TABCORP

TABCORP announces takeover offer for Tab

23 February 2004

Introduction

TABCORP Holdings Limited ("TABCORP") today announced a takeover offer for 100% of the shares in Tab Limited ("Tab").

TABCORP's takeover offer has a value of $4.50 per Tab share assuming a TABCORP share price of between $11.36 and $12.50. The last closing price of TABCORP shares on ASX was $11.85.

Mr Michael Robinson, TABCORP's Chairman, said "TABCORP has made a takeover offer that provides significant benefits for Tab and TABCORP shareholders while winning the support of the NSW racing industry and the NSW Government".

Offer details

Mr Matthew Slatter, TABCORP's Managing Director and Chief Executive Officer, said "TABCORP's takeover offer will provide substantial value to Tab shareholders and represents a demonstrably superior alternative to UNiTAB's takeover offer for Tab."

For each Tab share they own, TABCORP is offering Tab shareholders:

- $2.00 cash; and
- between 0.20 and 0.22 TABCORP shares.
    - The actual number of TABCORP shares issued will depend on the volume weighted average price ("VWAP") of TABCORP shares over a pricing period of 10 trading days immediately after the date on which TABCORP's takeover offer becomes, or is declared, unconditional.
    - This implies a value of $2.50 in TABCORP shares assuming a VWAP of between $11.36 and $12.50 (subject to rounding).
    - If the VWAP is within the range of $11.36 to $12.50, the number of TABCORP shares to be issued for each Tab share will be calculated by dividing $2.50 by the VWAP. If the VWAP is $11.36 or less, the number of TABCORP shares issued will be 0.22 per Tab share and if the VWAP is $12.50 or more, the number of TABCORP shares issued will be 0.20 per Tab share.

The value of TABCORP's offer is illustrated in the table below.

Figure 1: Value of TABCORP's offer (per Tab share)

TABCORP VWAP		TABCORP shares		Cash		Value of the TABCORP offer
$11.00	x	0.220	+	$2.00	=	$4.42
$11.36	x	0.220	+	$2.00	=	$4.50
$11.85	x	0.211	+	$2.00	=	$4.50
$12.50	x	0.200	+	$2.00	=	$4.50
$13.00	x	0.200	+	$2.00	=	$4.60

In addition, Tab shareholders will be entitled to receive Tab's fully franked 2004 interim dividend of $0.09 per Tab share which is to be paid today.

TABCORP

TABCORP will also make an offer to acquire all of the options over unissued Tab shares at their "in the money" value based on a Tab share price of $4.50.

Significant premium

TABCORP's offer will allow Tab shareholders to realise their investment in Tab at a significant premium by receiving a substantial cash payment and still having an opportunity to participate in the larger and more diversified merged entity.

The value of $4.50 per Tab share represents:

- a 34% premium to Tab's closing share price prior to the announcement of the proposed merger with UNiTAB[1];
- a 28% premium to Tab's closing share price prior to the announcement of TABCORP's initial merger proposal[2];
- a multiple of 11.4 times Tab's EBITDA for the year ended 30 June 2003[3]; and
- a multiple of 23.3 times Tab's reported earnings per share (pre goodwill amortisation) for the year ended 30 June 2003[4].

Agreement with NSW Racing

TABCORP's takeover offer follows the joint announcement today by the NSW racing industry ("NSW Racing") and TABCORP that they have signed a legally binding heads of agreement which sets out the key principles of the relationship between NSW Racing, TABCORP and Tab, in the event that TABCORP acquires Tab. A copy of the announcement is set out in Annexure 1.

Mr Slatter continued, "TABCORP is delighted to have reached agreement with NSW Racing and we look forward to working together to maximise the benefits for all stakeholders".

NSW Racing and TABCORP will work together on an exclusive basis to formally document those agreed key principles. NSW Racing has agreed not to engage in any discussions with any other bidder (including UNiTAB) in relation to Tab for three months.

Mr Slatter said, "TABCORP's takeover offer creates a significant milestone in the history of Australian racing."

"Customers will be the winners with a merged $9 billion wagering pool (subject to industry and regulatory approvals), economic benefits will flow across the racing codes and shareholders will benefit from a vibrant and flourishing industry."

"There will be new innovations, less volatility in distributions and greater financial support for the racing industry - this is a very exciting day for Australian racing", Mr Slatter said.

Approval by the NSW Government

The NSW Government has announced today that the agreement between NSW Racing and TABCORP satisfies its requirements for TABCORP to be nominated under the Totalizator Act if TABCORP's takeover offer is successful. TABCORP therefore expects to be the nominated bidder if it receives acceptances for more than 50% of Tab shares and intends to acquire 100% of Tab if it becomes entitled to do so.

TABCORP

Mr Slatter continued, "We are delighted that the NSW Government has announced today that it approves the agreement between NSW Racing and TABCORP as this is fundamental to the success of any takeover offer for Tab".

TABCORP's offer is superior to UNiTAB's offer

TABCORP considers that its offer is superior to UNiTAB's offer because it provides greater certainty of value and deliverability to Tab shareholders for the reasons set out below.

- TABCORP's offer provides cash of $2.00 per Tab share compared to the $1.36 per share cash component of UNiTAB's offer (after adjusting for Tab's 2004 interim dividend of $0.09 per Tab share).
- Earnings per share ("EPS") (pre goodwill amortisation) uplift for Tab shareholders under the TABCORP offer, should they choose to reinvest the gross cash component of the proceeds they will receive in TABCORP shares, is expected to be significantly more than under the UNiTAB offer. On an illustrative, pro-forma basis for the year ending 30 June 2004, the EPS uplift is expected to be in excess of 55%[5]. This compares to 25% EPS (pre goodwill amortisation)[6] uplift on a pro-forma basis for the year ended 30 June 2003 as set out in UNiTAB's bidder's statement.
- Dividend per share ("DPS") uplift for Tab shareholders under the TABCORP offer, should they choose to reinvest the gross cash component of the proceeds they will receive in TABCORP shares, is also expected to be significantly more than under the UNiTAB offer. On an illustrative, pro-forma basis in respect of dividends paid or to be paid in the year ending 30 June 2004, the DPS uplift is in excess of 50%. UNiTAB's bidder's statement does not illustrate the DPS uplift for a Tab shareholder under its offer[7].
- TABCORP's offer is structured to provide Tab shareholders with certainty of value such that the offer value remains at $4.50 per Tab share provided TABCORP's share price is between $11.36 and $12.50. The last closing price of TABCORP shares on ASX was $11.85. The implied value of UNiTAB's offer varies with every change in the UNiTAB share price.
- For UNiTAB's offer to be valued at $4.50 per Tab share, shares in a merged UNiTAB/Tab would need to trade at $6.68. Based on information contained in UNiTAB's bidder's statement, this would imply the need for the market to re-rate the merged entity so that its shares trade on a substantially higher multiple of EBITDA (including 100% of net synergies) than the implied blended multiple of the merged entity.
- TABCORP has reached an in-principle agreement with NSW Racing in connection with Tab for the purpose of the proposed section 43A of the Totalizator Act 1997 (NSW). That agreement provides for an exclusive three month period for the parties to formally give effect to the agreed key principles. The NSW Government has announced that it is prepared to nominate TABCORP under the Totalizator Act subject to TABCORP's offer being successful. UNiTAB has not reached agreement with NSW Racing.
- TABCORP will have a stronger financial position. Standard & Poor's has confirmed that TABCORP will retain its current BBB+ credit rating (with a negative outlook) in the event that TABCORP is successful in acquiring more than 50% of the Tab shares on the terms of the offer. UNiTAB is unrated by Standard & Poor's.

TABCORP

Profile of the merged entity

The merged entity will operate Australia's leading gambling and entertainment businesses. This will include:

- ownership of wagering and sportsbetting operations in New South Wales and Victoria;
- operation of four of Australia's leading casino, hotel and entertainment facilities – Star City in Sydney and Conrad Jupiters Hotel Casino, Conrad Treasury Hotel Casino and Jupiters Townsville in Queensland;
- operation of approximately 18,000 gaming machines on the east coast of Australia (including 13,684 in Victoria);
- operation of key wagering media businesses, including Sky Channel; and
- Keno in NSW, Queensland and Victoria.

A profile of the merged entity is set out in Annexure 2.

Mr Robinson said "The merger of TABCORP and Tab will add to the strong and diversified platform of the TABCORP group and will build on the success we have achieved through the acquisition of Jupiters".

The merged entity is expected to have annual earnings before interest, tax, depreciation and amortisation (EBITDA) of more than $950 million.

Benefits to TABCORP shareholders

Mr Slatter commented, "a merger of TABCORP and Tab will create significant value for TABCORP shareholders through the realisation of substantial synergies and efficiencies as we have achieved with the recent acquisition of Jupiters."

TABCORP has undertaken financial due diligence on Tab and believes that it can realise synergies and efficiencies (contributing to pre-tax earnings) of at least $53 million per year (after deducting the NSW and Victorian racing industries' net share of synergies and assuming certain regulatory approvals are obtained) in the third full year following completion of the merger.

It is expected that of the $53 million of net synergies and efficiencies to TABCORP, approximately 40% will be realised in the first full year following completion of the merger and approximately 60% will be realised in the second full year following completion of the merger.

In addition, the TABCORP/Tab group will pay NSW Racing increased product fees with a net value of $12 million per year, phased in over four years at 25% per year and indexed to CPI for the financial year ending 30 June 2009 and beyond. Additional details are set out in Annexure 1.

The combined impact of net synergies and efficiencies less additional product fees to NSW Racing is expected to add at least $41 million to the TABCORP group's pre-tax earnings in the third year following the acquisition (assuming the full $12 million increased product fee, which is to be fully phased in by the fourth year).

The acquisition is expected to be earnings per share (pre goodwill amortisation) neutral in the second full year following completion of the merger and accretive thereafter.

TABCORP

Mr Slatter continued, “Tab's business will complement TABCORP's existing businesses and will further diversify the group's operations across different markets and products. Following the acquisition of Tab, TABCORP will focus in the short to medium term on completing the integration of Jupiters' casinos and fully integrating Tab to maximise the synergy benefits and operational improvements for the benefit of TABCORP shareholders”.

“We believe that we can create a unique business that is very clearly Australia's premier gambling and entertainment group and one of the best in the world" Mr Slatter said.

Conditions

TABCORP's takeover offer is subject to various conditions which are summarised in Annexure 3.

Media and analysts' presentations

TABCORP will host a presentation to the media at 2.30pm today to discuss its takeover offer for Tab.

TABCORP will also host a presentation to analysts and investors at 4.30pm today to discuss its takeover offer for Tab.

The analysts' presentation will also be webcast (www.tabcorp.com.au). A copy of the presentation material accompanies this announcement and will also be posted on TABCORP's website.

UBS is acting as financial adviser to TABCORP and Allens Arthur Robinson is acting as legal adviser to TABCORP.

For further information please contact

At TABCORP	At UBS	
Bruce Tobin	Peter Scott	Tim Antonie
General Manager Public Affairs	Managing Director	Managing Director
Tel (03) 9868 2508	Tel (03) 9242 6273	Tel (03) 9242 6277

Annexure 1

Joint announcement by NSW Racing and TABCORP

Media Release

TABCORP and NSW Racing Reach Agreement

Monday, 23 February 2004

TABCORP Managing Director and Chief Executive Officer, Mr Matthew Slatter, and NSW Racing Chairman, Mr Tony Hartnell, jointly announced that:

- TABCORP and NSW Racing have today entered into a binding, conditional, Heads of Agreement which provides a detailed platform for a formal and definitive agreement which addresses NSW Racing's reasonable concerns, should TABCORP make a takeover bid for Tab Limited and that bid is successful. Upon implementation, the arrangements will place the NSW racing industry in a no less favourable position than it currently is in.
- The agreement, once implemented, will set a strong platform for an excellent long-term relationship between the NSW racing industry and TABCORP, via Tab Limited.

"We are delighted to have reached agreement with TABCORP," Mr Hartnell said.

"This proposal addresses the racing industry's concerns and will ensure its long-term viability and strength in the case of a TABCORP acquisition of Tab. The final outcome is pleasing for both parties."

Mr Slatter commented, "this is a very exciting day for Australian racing, and in the event of a TABCORP acquisition of Tab, economic benefits would flow across racing codes and all stakeholders would benefit from a more vibrant and flourishing industry".

For a summary of the key terms of the agreement reached, please see the annexure to this release.

NEW SOUTH WALES RACING

Enquiries to Greg Purcell, Chief Executive
Telephone: (02) 9551-7565. Mobile: 0407 102 906.

Annexure
Key Terms of Heads of Agreement

The following is a summary of the key terms of the legally binding Heads of Agreement dated 23 February 2004 between TABCORP Holdings Limited ("TABCORP") and NSW Racing Pty Ltd (as agent for the NSW Thoroughbred Racing Board, Greyhound Racing New South Wales and Harness Racing New South Wales) ("NSW Racing").

Arrangements with NSW Racing

NSW Racing and TABCORP have agreed to the following key commercial terms, and have agreed to negotiate a formal, detailed agreement which would give effect to those terms if TABCORP acquires control of Tab Limited ("Tab").

The following arrangements are to apply in addition to those applicable under the Racing Distribution Agreement ("RDA") currently in place between NSW Racing and Tab.

Payments to NSW Racing

TABCORP has agreed to procure that Tab will increase the product fee payable by Tab to NSW Racing.

Financial year	Net increase in fees to NSW Racing
2004/2005	$3 million
2005/2006	$6 million
2006/2007	$9 million
2007/2008	$12 million
Subsequent financial years	$12 million, indexed to CPI at 30 June 2008

Sale of gaming businesses

NSW Racing will consent to, and cooperate in, the disposal or cessation of Tab's gaming activities as required by the New South Wales government. NSW Racing will receive 25% of the net profit on the sale of Tab's gaming businesses (measured against the book value of the businesses as at 31 December 2003), less rebates owed by NSW Racing to Tab in respect of those businesses. Only rebates up to a value of $5 million will be taken into account.

Once Tab's gaming businesses are sold, NSW Racing will have no further interest in those businesses.

Synergies

The parties have agreed that cost allocation principles set out in the RDA, uplifted to the TABCORP level, are to apply, which aim to ensure that the New South Wales racing industry, the Victorian racing industry and TABCORP and Tab shareholders benefit fairly and equitably from any cost synergies realised if the TABCORP group acquires Tab.

Pooling

As provided for under the RDA, Tab will only be able to pool its New South Wales totalizator pools with other jurisdictions' totalizator pools with the consent of NSW Racing. That consent may not be unreasonably withheld.

TABCORP has agreed, however, that any totalizator pooling arrangements will be such that no pooling fees will be charged between the current TABCORP group (ie excluding Tab) and Tab in

relation to the joining of the New South Wales totalizator pools, which are managed by Tab, with the SuperTAB totalizator pools, which are managed by the current TABCORP group.

Fixed odds wagering

Any fixed odds wagering on racing by Tab will be subject to NSW Racing's approval and, to the extent not conducted during 2003 by Tab, will be subject to a product fee as agreed between Tab and NSW Racing.

Guarantee

TABCORP will provide a financial and performance guarantee in respect of Tab's obligations under the RDA.

Management structure

Tab will continue to manage Tab's businesses, but, through changes to a consultative committee comprising representatives of Tab and NSW Racing, NSW Racing will have a greater capacity to be consulted and to provide recommendations in relation to New South Wales wagering and (until Tab's gaming businesses are sold) gaming.

Sky Channel

New South Wales racing clubs will be given the option of maintaining, until 30 June 2006, the contractual arrangements relating to Sky Channel which were in place as at 30 June 2003. Alternatively, those clubs will have the option to continue with any other arrangements agreed before TABCORP acquires control of Tab. For clubs other than New South Wales metropolitan thoroughbred racing clubs, any rights of first or last refusal or options to renew or extend in favour of Tab or Sky Channel will be disregarded.

TABCORP will be required to procure that Sky Channel Pty Ltd negotiates in good faith with the New South Wales racing clubs in relation to broadcast rights for Sky Channel from 30 June 2006 onwards. The future TABCORP group (including Tab and Sky Channel) will not object to those clubs negotiating collectively if they wish to do so.

TABCORP has also given NSW Racing a number of assurances that Sky Channel Pty Ltd will not give undue preference to the Victorian racing industry to the detriment of the New South Wales racing industry.

There will be annual meetings of a consultative committee comprising representatives of state racing industries to discuss the Sky Channel coverage program.

Exclusivity and right of last refusal

Until 23 May 2004, TABCORP has the exclusive right to negotiate arrangements, to give effect to the matters outlined above, with NSW Racing in connection with the requirements of proposed section 43A of the *Totalizator Act 1997* (NSW) (and any arrangements required to be entered into before the proclamation of the *Totalizator Legislation Amendment Act 2003* (NSW)) (the "NSW government requirements").

In addition, the following arrangements apply with effect immediately and will extend beyond 23 May 2004.

NSW Racing will not enter into exclusivity arrangements with any other person in relation to the NSW government requirements.

TABCORP will have a "right of last refusal" such that, if NSW Racing enters into a legally binding arrangement (an "Alternative Arrangement") with another bidder (or related body corporate of another bidder) for the shares in Tab for the purpose of the NSW government requirements and TABCORP makes an offer on more favourable terms, NSW Racing must accept that offer.

Termination rights

TABCORP may terminate the Heads of Agreement if:

- NSW Racing enters into a legally binding arrangement (including a heads of agreement) with another bidder for the shares in Tab for the purpose of the NSW government requirements; or
- the NSW government makes a public statement or gives written notice to TABCORP to the effect that the NSW government requirements will no longer apply or that the NSW government is prepared to nominate another bidder for the shares in Tab as the "nominated company" notwithstanding that the bidder (or one of its related bodies corporate) has not entered into arrangements with NSW Racing or has entered into arrangements with NSW Racing which are less favourable to NSW Racing than those contemplated by the Heads of Agreement.

The "right of last refusal" will survive termination by TABCORP pursuant to the above rights.

NSW Racing may terminate the Heads of Agreement if:

- TABCORP (or one of its wholly owned subsidiaries) does not announce a takeover bid for the shares in Tab within 7 days of the execution of the Heads of Agreement;
- having announced a bid, TABCORP (or one of its wholly owned subsidiaries) withdraws its takeover bid for the shares in Tab;
- having announced a bid, TABCORP announces that a condition of the bid cannot be fulfilled and will not be waived;
- TABCORP does not acquire control of Tab within 6 months after execution of the Heads of Agreement; or
- TABCORP does not exercise its right of last refusal to better an Alternative Arrangement in circumstances where the Alternative Arrangement is more favourable to NSW Racing than that contemplated by the Heads of Agreement.

Each party also has the right to terminate the Heads of Agreement in the event of a material breach of it.

TABCORP

Annexure 2

Operating profile of the merged entity

A merger of TABCORP and Tab would further strengthen one of the world's premier gambling and entertainment companies. The merged entity would be the leading casino operator, wagering company and gaming machine operator in Australia.

Details of the operations that the merged entity would have are set out below.

Wagering and network games

- Totalisator and fixed odds betting in excess of 2,400 retail outlets, on-course, internet, and by phone under licence in Victoria and New South Wales.
- Keno in over 1,800 venues across NSW and Queensland and the joint operator of Keno under licence in Victoria.
- TABCORP Wagering and Network Games Division headquartered in Sydney

Media

- Provider of Sky Channel satellite television service telecasting race meetings and other sporting events throughout Australia and internationally.
- Provider of 2KY1017 radio broadcast service covering thoroughbred, harness, and greyhound races across Australia.

Gaming

- 13,684 gaming machines in 270 venues across Victoria.
- Monitoring services (including jackpotting) on around 40% of gaming machines in Queensland.

Casinos

- Operator of Star City Casino in Sydney providing 1,500 gaming machines and 200 tables.
- Operator of three casinos in Queensland – Conrad Treasury Hotel Casino in Brisbane, Conrad Jupiters Hotel Casino on the Gold Coast and Jupiters Townsville Casino, providing over 3,000 gaming machines and 200 tables.

Tab gaming

- If TABCORP is successful in its takeover offer for Tab, TABCORP must ensure that Tab's gaming machine monitoring, links and investment businesses are divested within 18 months of being acquired by TABCORP. In accordance with the NSW Government's requirements, TABCORP will operate these businesses separately from TABCORP's other existing businesses pending their divestment.

TABCORP

Annexure 3

Conditions of the offer

Set out below is a summary of the conditions of TABCORP's takeover offer for Tab. Full details of the conditions will be included in TABCORP's bidder's statement.

1 **Minimum acceptance**

At the end of the offer period, the TABCORP group has relevant interests in more than 50% of the Tab shares.

2 **Totalizator Legislation Amendment Act 2003 (NSW) ("Amendment Act")**

Before the end of the offer period, each of the following occurs.

- All sections of the Amendment Act have commenced.
- The NSW Racing Minister has nominated TABCORP or its subsidiary for the purposes of the Totalizator Agency Board Privatisation Act and the Totalizator Act (as proposed to be amended by the Amendment Act).
- The NSW racing industry has formally acknowledged to the NSW Racing Minister its approval of unconditional arrangements with TABCORP and Tab that satisfy the requirements of the Totalizator Act (as proposed to be amended by the Amendment Act).

3 **Other regulatory approvals**

Before the end of the offer period, the TABCORP group receives unconditionally all other necessary approvals from regulatory and public authorities, and those approvals remain in full force and effect and are not subject to any indication of revocation, suspension, modification or non-renewal. This includes the Australian Competition and Consumer Commission's informal approval of a merger of TABCORP and Tab not being revoked or modified.

4 **No regulatory actions**

During the period until the end of the offer period, no decision is made by, no action is taken or proposed to be taken by, and no application is made to, any regulatory or public authority which might restrain or impede the takeover offer or any transaction contemplated by TABCORP's bidder's statement in relation to the takeover offer, or require divestiture of Tab shares by the TABCORP group or of the assets of the Tab group or the TABCORP group. This includes the Australian Competition and Consumer Commission not taking or threatening any action to restrain the acquisition of Tab shares by the TABCORP group.

5 **No material adverse change**

Before the end of the offer period, no event, change or condition occurs or becomes known to TABCORP where that would have or could be reasonably expected to have a material adverse effect on the business, assets, liabilities, financial or trading position, profitability or prospects of the Tab group, or to the status or terms of arrangements entered into by the Tab group, or to the status or terms of any approvals, licences or permits from regulatory and public authorities applicable to the Tab group.

6 **No material acquisitions, disposals or new commitments**

During the period until the end of the offer period:

- the Tab group does not acquire or dispose of any assets or businesses, or offer or agree to or announce any acquisitions or

disposals, for an amount in aggregate greater than $3 million (or, in the case of disposals, where the book value is in aggregate greater than $3 million);

- the Tab group does not enter into, or offer or agree to enter into, or announce, any arrangement which would require expenditure, or the foregoing of revenue, by the Tab group of an amount in aggregate greater than $3 million, other than in the ordinary course of business; and
- the Tab group does not enter into, or offer or agree to enter into, or announce, any equity, profit-sharing or similar arrangement or venture relating to any media business of the Tab group (including Sky Channel and Radio 2KY) which involves a commitment of the Tab group of greater than 12 months or would require expenditure, or the foregoing of revenue, by the Tab group of an amount in aggregate greater than $3 million,

and during that period the business of the Tab group is otherwise carried on in the ordinary and usual course of business.

7 No dividends

During the period until the end of the offer period, Tab does not make or declare any dividend or other distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie), other than Tab's 2004 interim dividend of 9 cents per Tab share.

8 Loan facility agreement

At the end of the offer period, the formal loan facility agreement to be used to fund the cash component of the offer has been executed and all of the conditions precedent to the availability of funds under that agreement (excluding any conditions within the sole control of the TABCORP group) have been either satisfied or waived.

9 No prescribed occurrences

During the period until three business days after the end of the offer period, none of the matters of the type set out in section 652C of the *Corporations Act* occurs in relation to the Tab group.

TABCORP

Notes to the announcement

---

[1] Calculated using Tab's closing share price on 15 October 2003 of $3.36.

[2] Calculated using Tab's closing share price on 4 November 2003 of $3.51.

[3] Assuming Tab has 451.2 million shares on issue, net debt as at 31 December 2003 of $317 million, options in the money to the value of $2.9 million and 2003 EBITDA of $206 million.

[4] Tab's 2003 EPS (pre amortisation) was $0.19.

[5] The illustrative uplift in EPS (pre amortisation) for Tab shareholders who accept TABCORP's offer assumes reinvestment of all proceeds into TABCORP shares at $11.85 per TABCORP share (assuming no tax is payable on the sale of Tab shares and that no brokerage applies). The illustrative uplift is based on a pro-forma compilation of stand-alone forecast information for the TABCORP group and estimated financial information for the Tab group for the year ending 30 June 2004, to be presented in TABCORP's bidder's statement and assumes full third year pro-forma synergies are realised.

[6] Based on pro-forma earnings for the year ended 30 June 2003.

[7] The illustrative uplift in DPS for Tab shareholders who accept TABCORP's offer assumes reinvestment of all proceeds into TABCORP shares at $11.85 per TABCORP share (assuming no tax is payable on the sale of Tab shares and that no brokerage applies) and that Tab shareholders would receive the benefit of dividends paid or to be paid by TABCORP in respect of the six months ended 30 June 2003 and the six months ended 31 December 2003.

TABCORP Holdings Limited

Takeover Offer for Tab Limited

23 February 2004

TABCORP

Agenda

- Summary of TABCORP's offer
- TABCORP's offer is superior to UNiTAB's offer
- Agreement with NSW Racing
- Benefits for Tab shareholders
- Benefits for TABCORP shareholders
- Offer conditions
- Funding structure
- Benefits to NSW and Victorian racing industries

Summary of TABCORP's offer

- TABCORP is offering $2.00 cash plus between 0.20 and 0.22 TABCORP shares for each Tab share
  - the share component of the offer will have a value of $2.50[1] based on the VWAP of TABCORP shares in the 10 trading days on ASX immediately after the offer becomes unconditional
- TABCORP's offer represents a value for Tab of $4.50 per share[1]
- The offer is subject to conditions including > 50% acceptances and NSW Government / NSW Racing approvals
  - TABCORP has reached an exclusive in-principle agreement with NSW Racing
  - NSW Government has indicated that it is prepared to nominate TABCORP subject to the offer being successful
- TABCORP considers that its offer is superior to UNiTAB's offer because it provides greater certainty of value and deliverability for Tab shareholders

NOTE:

1 Assuming a VWAP of between $11.36 and $12.50 *(subject to rounding)*. The number of TABCORP shares to be issued will not be fewer than 0.20 or more than 0.22 TABCORP shares per Tab share

Summary of TABCORP's offer

TABCORP's offer represents a value of $4.50 per Tab share assuming a TABCORP share price of between $11.36 and $12.50

TABCORP share price		TABCORP shares per Tab share[1,2]		Share component		Cash component		Value of TABCORP's offer[2]
$11.00	X	0.220	=	$2.42	+	$2.00	=	$4.42
$11.36	X	0.220	=	$2.50	+	$2.00	=	$4.50
$11.85[3]	X	0.211	=	$2.50	+	$2.00	=	$4.50
$12.50	X	0.200	=	$2.50	+	$2.00	=	$4.50
$13.00	X	0.200	=	$2.60	+	$2.00	=	$4.60

NOTES:

1 The number of shares to be issued will be calculated as $2.50 divided by the Volume Weighted Average Price ("VWAP") of TABCORP shares traded on ASX in the 10 trading days immediately after the offer becomes unconditional, subject to a minimum of 0.20 shares and a maximum of 0.22 shares per Tab share

2 Subject to rounding

3 Closing price of TABCORP shares on 20 February 2004

TABCORP's offer is superior to UNiTAB's offer

TABCORP's offer provides greater certainty to Tab shareholders than the UNiTAB offer

- TABCORP's offer has a higher cash component
  - $2.00 cash per Tab share versus $1.36[1] under the UNiTAB offer
- TABCORP's offer structure provides downside protection
  - the value of TABCORP's offer remains at $4.50 per Tab share while TABCORP's share price is between $11.36 and $12.50[2]
  - the last closing price of TABCORP shares on ASX was $11.85
  - the implied value of UNiTAB's offer varies with every change in the UNiTAB share price

NOTES:

1 Adjusted for the payment of Tab's interim dividend of $0.09 per Tab share

2 *Subject to rounding*

TABCORP's offer is superior to UNiTAB's offer

- The acquisition of Tab by TABCORP represents a relatively smaller acquisition than an acquisition by UNiTAB

New shares issued to Tab shareholders as a % of the existing capital base


19%
81%
TABCORP (existing)
TABCORP (new)


38%
62%
UNiTAB (existing)
UNiTAB (new)

- The value of UNiTAB's offer is based on an uncertain post merger UNiTAB share price
  - Tab represents in excess of 70% of the merged entity's earnings (before accounting for synergy benefits)
  - forecast earnings not disclosed in UNiTAB's bidder's statement
  - Tab has historically traded at a lower multiple than UNiTAB
  - the post-transaction UNITAB/Tab trading multiple of earnings might be lower than UNiTAB's current trading multiple

TABCORP's offer is superior to UNiTAB's offer

A blended UNiTAB / Tab multiple would imply significant downside risk in UNiTAB's share price


10.0x
9.0x
8.0x
7.0x
6.0x
9.3x
8.0x
8.3x
9.2x
UNiTAB 2004F EBITDA multiple (1)
Tab 2004F EBITDA multiple (2)
Blended UNiTAB/Tab 2004F EBITDA multiple (3)
Required UNiTAB/Tab 2004F EBITDA multiple to derive $4.50 of value for Tab shareholders (4)

NOTES:

1 Based on UNiTAB's volume weighted average share price since the announcement of UNiTAB's FY2004 interim results of $6.64 and broker consensus EBITDA forecast for FY2004

2 Based on Tab's closing price on 15 October 2003 (the day prior to Tab's announcement of merger discussions with UNiTAB) of $3.36 and broker consensus EBITDA forecast for FY2004

3 Blended multiple based on relative EBITDA contribution (before accounting for any synergies)

4 Assuming the 100% acquisition of Tab, full pro-forma synergies of $34.6 million and taking into account net debt balances as at 31 December 2003 for Tab and UNiTAB and the acquisition debt as described in UNiTAB's bidder's statements (including transaction and implementation costs)

TABCORP's offer is superior to UNiTAB's offer

TABCORP has reached an exclusive agreement with NSW Racing

- The legally binding Heads of Agreement provides for (among other things):
  - exclusivity (three months) to allow full documentation
  - TABCORP has the right to match any alternative arrangement (following the expiry of the exclusivity period) and thereby create a further binding agreement
  - TABCORP has the right to terminate if the NSW Government is prepared to nominate another bidder for Tab under the applicable legislation
- NSW Government has advised that this agreement meets its requirements for TABCORP to be the nominated party if its offer is successful
- TABCORP therefore expects to satisfy a key condition of its offer - UNiTAB's ability to satisfy this condition is doubtful

Agreement with NSW Racing

TABCORP's agreement with NSW Racing is the start of a positive new era for racing

- Heads of Agreement includes the following key elements in addition to those set out above:
  - Increased net product fees to NSW Racing of $12 million per year, phased in over four years at 25% per year and indexed to CPI from FY2009 and beyond
  - Tab to receive 100% of the net proceeds from the divestment of Tab Gaming up to book value as at 31 December 2003 and share any excess above that, with 25% of any excess (less accumulated rebates) paid to NSW Racing
  - Formation of a Sky Channel racing programme consultative committee comprising representatives of Tab and state racing bodies
  - Racing clubs' arrangements with Sky Channel to be extended to 30 June 2006, with clubs having option to negotiate collectively thereafter
- Further details have been provided in TABCORP's announcement

Benefits for Tab shareholders - significant premium

TABCORP's offer represents a significant premium over the trading price of Tab shares before Tab became the subject of takeover / merger proposals

Premium to Tab share price

- 33.9% premium to closing price on 15 October 2003[1]
- 28.2% premium to closing price on 4 November 2003[2]

NOTES:

1 The day prior to Tab's announcement of merger discussions with UNiTAB

2 The day prior to TABCORP's announcement of its initial merger proposal

Tab's share price from listing to the announcement of TABCORP's initial merger proposal



$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Implied value of TABCORP takeover offer = $4.50[1]
Offer premium to close on 4 November 2003 = 28.2%
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Jun-03
Tab closing price on ASX

Source: IRESS
NOTE:

1 Assuming a TABCORP share price of between $11.36 and $12.50 (subject to rounding)

Benefits for Tab shareholders - attractive multiple

TABCORP's offer represents an attractive multiple of Tab's earnings

Acquisition multiples - precedent transactions



EV/EBITDA
12.0x
11.0x
10.0x
9.0x
8.0x
7.0x
6.0x
11.4x
11.0x
9.3x
8.5x
7.8x
7.4x
TABCORP takeover offer for Tab
Star City
Jupiters
Crown
Buyback of Jupiters founder shares
Breakwater Island Trust

Source: Independent expert reports, IRESS and company announcements

NOTE: All transaction multiples are based on the mid-point of valuations in *independent experts'* reports other than TABCORP's offer for Tab which is based on the terms announced today

Benefits for Tab shareholders - EPS uplift

TABCORP's offer is expected to be significantly accretive for Tab shareholders on an EPS (pre goodwill amortisation) basis

Pro-forma EPS (pre g/w amortisation) uplift (2003PF) under UNiTAB's offer [1]



EPS (pre amortisation) (cents per share)
40.0
35.0
30.0
25.0
20.0
15.0
10.0
19.3
24.1
+25%
Tab stand alone
Tab share of UTB / Tab (post full synergies)

Source: UNiTAB's bidder's statement

NOTE:
1 Assumes no tax or brokerage payable and cash proceeds received by Tab shareholders are reinvested into UNiTAB shares at $6.50 per share

Pro-forma EPS (pre g/w amortisation) uplift (2004PF) under TABCORP's offer [1,2]



EPS (pre amortisation) (cents per share)
40.0
35.0
30.0
25.0
20.0
15.0
10.0
22.0
31.8
34.1
+45%
+55%
Tab stand alone
Tab share of TAH / Tab (pre synergies)
Tab share of TAH / Tab (post full synergies)

Source: TABCORP, estimates for Tab, broker reports, IRESS, annual reports and interim results announcements

NOTES:
1 Assumes no tax or brokerage payable and cash proceeds received by Tab shareholders are reinvested into TABCORP shares at $11.85 per share
2 Based on pro-forma compilation of TABCORP forecasts and estimates for Tab and certain assumptions (including full third year synergies) to be disclosed in TABCORP's bidder's statement

Benefits for Tab shareholders - DPS uplift

TABCORP's offer is also expected to be significantly accretive for Tab shareholders on a dividend per share basis

- UNiTAB did not provide forecast dividends in its bidder's statement
- TABCORP expects that the dividend per share uplift for Tab shareholders is greater through its offer than through the UNiTAB offer

Pro-forma DPS uplift (2004PF)[1,2] under TABCORP's offer



30.0
25.0
20.0
15.0
10.0
5.0
0.0
DPS (cents per share)
+54%
17.0
26.2
Tab stand alone
Tab share of TABCORP / Tab consolidated

Source: IRESS, annual reports, company announcements and interim results announcements

NOTES:

1 Assumes no tax or brokerage payable and cash proceeds received by Tab shareholders under TABCORP's offer are reinvested into TABCORP shares at $11.85 per share

2 Based on 2003 final dividend plus 2004 interim dividend

Benefits for Tab shareholders - opportunity to become a shareholder in TABCORP

The merged group would be the premier gambling and entertainment company across the wagering, casino, gaming and keno markets in Australia

- Operations spread across the east coast of Australia
- Ownership of wagering operations in NSW & Victoria
- Four of Australia's leading casino, hotel and entertainment facilities
- 18,000 gaming machines
- Keno operations in Queensland, NSW and Victoria

Benefits for Tab shareholders - opportunity to become a shareholder in TABCORP

A merger of TABCORP and Tab will result in the following advantages for Tab shareholders

- A stronger financial position than Tab
  - Standard & Poor's has confirmed TABCORP's BBB+ credit rating
- Greater operational scale with improved product diversification
- Greater geographic breadth and more diversified regulatory risk
- Larger market capitalisation
  - pro-forma TABCORP/Tab market capitalisation is estimated to be in excess of $6.0 billion based on TABCORP's last closing price on ASX of $11.85

Benefits for Tab shareholders - other

- There is potential for CGT rollover relief on the share component of TABCORP's offer consideration
  - assumes TABCORP acquires at least 80% of Tab shares
- Tab shareholders will not incur any brokerage costs through selling their Tab shares under TABCORP's offer

Benefits for TABCORP shareholders

The acquisition of Tab provides substantial short and longer term financial and strategic benefits for TABCORP shareholders

- The acquisition of Tab is expected to be EPS (pre goodwill amortisation) neutral in the second full year following completion of the merger and accretive thereafter
- The combined impact of net synergies and efficiencies less additional product fees to NSW Racing is expected to add at least $41 million to the TABCORP group's pre-tax earnings in the 2007 financial year (assuming the full $12 million increased product fee, which is to be fully phased in by the fourth year)
- The acquisition provides TABCORP with further jurisdictional diversification and increased exposure to wagering

Benefits for TABCORP shareholders - expected synergies

TABCORP has a strong track record in achieving synergies and operational improvements

- Integration of Star City since October 1999 has extracted substantial synergy benefits and operational improvements
- EBIT (pre goodwill amortisation) has grown from $112m p.a to more than $182m p.a (FY2003)
- EBIT (pre goodwill amortisation) margin has increased from approximately 19.1% to in excess of 28.8%

- Annual synergies and efficiencies currently identified at $24.6 million
  - $14.4m above the Jupiters scheme booklet estimate
  - before any further upside from the properties currently managed by Caesar's Entertainment (Gold Coast and Brisbane casinos)
- FY2004 expected synergies and efficiencies are $9.5m comprising corporate ($4.8m), Townsville ($1.9m) and other ($2.8m)
- $20.5m synergies and efficiencies expected to be achieved in FY2005

Benefits for TABCORP shareholders - expected synergies

TABCORP is confident that it can improve the operating performance of Tab's wagering business

Relative EBIT margin (1H 2004)
(before racing industry fees, product & program fees and wagering tax)



75%
73%
71%
69%
67%
65%
68.8%
71.0%
74.3%
Tab - wagering
UNiTAB - wagering
TABCORP - wagering

Source: TABCORP and 1H 2004 results announcements

Benefits for TABCORP shareholders - expected synergies

The synergy benefits which are expected to arise through the merger of TABCORP and Tab have been increased since original estimates

- TABCORP has undertaken financial due diligence on Tab's operations
- Expected gross synergies and efficiencies of not less than $63 million to be realised in the third full year following completion of the merger (subject to regulatory approvals)

	$m
Revenue	10
Wagering & IT	36
Corporate & administration	17
Total	63

Benefits for TABCORP shareholders - expected synergies

- Expected net synergies and efficiencies are expected to contribute more than $53 million to TABCORP's pre-tax earnings in the third full year following completion of the merger (subject to regulatory approvals and after taking into account the NSW and Victorian racing industries' share of the synergies and efficiencies)
- The net synergies and efficiencies of $53 million are expected to be realised as set out below

Full year following completion of the merger	Approximate % of net synergies realised
Year 1	40%
Year 2	60%
Year 3	100%

Benefits for TABCORP shareholders - expected synergies

- In addition, the TABCORP/Tab group will pay NSW Racing increased product fees with a net value of $12 million per year phased in over four years at 25% per year and indexed to CPI in FY2009 and beyond
- The combined impact of net synergies and efficiencies less additional product fees to NSW Racing is expected to add at least $41 million to the TABCORP group's pre-tax earnings in the 2007 financial year (assuming the full $12 million increased product fee, which is to be fully phased in by the fourth year)

Offer conditions

- Offer is subject to certain key conditions, including:
  - TABCORP acquiring more than 50% of Tab
  - Requirement to conclude fully documented agreement with NSW Racing
  - NSW Government to proclaim amendments to Totalizator Act and to nominate TABCORP for the purposes of those amendments
  - Other relevant regulatory approvals
  - No regulatory actions
  - No material adverse change of Tab
  - No material acquisitions, disposals or new commitments by Tab
  - No prescribed occurrences
  - No dividends other than Tab's 2004 interim dividend
  - Ability to draw down under debt facility
- TABCORP has already received advice from the NSW Government that its agreement with NSW Racing is acceptable and that the ACCC has no objection to its proposal to merge with Tab

Funding structure

TABCORP would conservatively fund the acquisition of Tab. In addition, S&P has confirmed that TABCORP will retain its current BBB+ credit rating, subject to negative outlook

Uses	
Number of Tab shares (m)	451.1
Implied value per share[1]	$4.50
Acquisition equity value ($m)	2,030
Cost of acquiring options ($m)	3
Net debt[2] ($m)	317
Acquisition enterprise value[3] ($m)	2,350

Notes:
1 Based on $11.85 per TABCORP share
2 Based on net debt as at 31 December 2003
3 Excluding transaction costs and required cash balances

Sources[1]		
Equity ($m)	1,128	48%
Debt ($m)	1,222	52%
Total funding ($m)	2,350	100%

Note:
1 Based on TABCORP share price of $11.85 meaning Tab shareholders would receive $2.00 cash plus 0.211 TABCORP shares (subject to rounding)

Benefits to NSW and Victorian racing industries

A merger of Tab and TABCORP is expected to provide substantial benefits to both NSW and Victorian racing industries

- Share in the expected synergy and efficiency benefits
- Establishment of TABCORP wagering head office in NSW
- Formation of a Sky Channel racing programme consultative committee
- Deeper pool and greater range of products
- Increased net product fees to NSW Racing of $12 million per year, phased in over four years at 25% each year and indexed to CPI in FY2009 and beyond
- Improved structure in relation to governance of the NSW wagering business
- Racing clubs' arrangements with Sky Channel to be extended to 30 June 2006, with clubs having the option to negotiate collectively thereafter
- Enhanced flexibility for NSW Racing to manage its racing programme schedule and race tracks

Australia's Premier Gambling and Entertainment Group

File No. 82-3841

Media Release

TABCORP and NSW Racing Reach Agreement

Monday, 23 February 2004

TABCORP Managing Director and Chief Executive Officer, Mr Matthew Slatter, and NSW Racing Chairman, Mr Tony Hartnell, jointly announced that:

- TABCORP and NSW Racing have today entered into a binding, conditional, Heads of Agreement which provides a detailed platform for a formal and definitive agreement which addresses NSW Racing's reasonable concerns, should TABCORP make a takeover bid for Tab Limited and that bid is successful. Upon implementation, the arrangements will place the NSW racing industry in a no less favourable position than it currently is in.

- The agreement, once implemented, will set a strong platform for an excellent long-term relationship between the NSW racing industry and TABCORP, via Tab Limited.

"We are delighted to have reached agreement with TABCORP," Mr Hartnell said.

"This proposal addresses the racing industry's concerns and will ensure its long-term viability and strength in the case of a TABCORP acquisition of Tab. The final outcome is pleasing for both parties."

Mr Slatter commented, "this is a very exciting day for Australian racing, and in the event of a TABCORP acquisition of Tab, economic benefits would flow across racing codes and all stakeholders would benefit from a more vibrant and flourishing industry".

For a summary of the key terms of the agreement reached, please see the annexure to this release.

NEW SOUTH WALES RACING

Enquiries to Greg Purcell, Chief Executive
Telephone: (02) 9551-7565. Mobile: 0407 102 906.

Annexure
Key Terms of Heads of Agreement

The following is a summary of the key terms of the legally binding Heads of Agreement dated 23 February 2004 between TABCORP Holdings Limited ("TABCORP") and NSW Racing Pty Ltd (as agent for the NSW Thoroughbred Racing Board, Greyhound Racing New South Wales and Harness Racing New South Wales) ("NSW Racing").

Arrangements with NSW Racing

NSW Racing and TABCORP have agreed to the following key commercial terms, and have agreed to negotiate a formal, detailed agreement which would give effect to those terms if TABCORP acquires control of Tab Limited ("Tab").

The following arrangements are to apply in addition to those applicable under the Racing Distribution Agreement ("RDA") currently in place between NSW Racing and Tab.

Payments to NSW Racing

TABCORP has agreed to procure that Tab will increase the product fee payable by Tab to NSW Racing.

Financial year	Net increase in fees to NSW Racing
2004/2005	$3 million
2005/2006	$6 million
2006/2007	$9 million
2007/2008	$12 million
Subsequent financial years	$12 million, indexed to CPI at 30 June 2008

Sale of gaming businesses

NSW Racing will consent to, and cooperate in, the disposal or cessation of Tab's gaming activities as required by the New South Wales government. NSW Racing will receive 25% of the net profit on the sale of Tab's gaming businesses (measured against the book value of the businesses as at 31 December 2003), less rebates owed by NSW Racing to Tab in respect of those businesses. Only rebates up to a value of $5 million will be taken into account.

Once Tab's gaming businesses are sold, NSW Racing will have no further interest in those businesses.

Synergies

The parties have agreed that cost allocation principles set out in the RDA, uplifted to the TABCORP level, are to apply, which aim to ensure that the New South Wales racing industry, the Victorian racing industry and TABCORP and Tab shareholders benefit fairly and equitably from any cost synergies realised if the TABCORP group acquires Tab.

Pooling

As provided for under the RDA, Tab will only be able to pool its New South Wales totalizator pools with other jurisdictions' totalizator pools with the consent of NSW Racing. That consent may not be unreasonably withheld.

TABCORP has agreed, however, that any totalizator pooling arrangements will be such that no pooling fees will be charged between the current TABCORP group (ie excluding Tab) and Tab in relation to the joining of the New South Wales totalizator pools, which are managed by Tab, with the SuperTAB totalizator pools, which are managed by the current TABCORP group.

Fixed odds wagering

Any fixed odds wagering on racing by Tab will be subject to NSW Racing's approval and, to the extent not conducted during 2003 by Tab, will be subject to a product fee as agreed between Tab and NSW Racing.

Guarantee

TABCORP will provide a financial and performance guarantee in respect of Tab's obligations under the RDA.

Management structure

Tab will continue to manage Tab's businesses, but, through changes to a consultative committee comprising representatives of Tab and NSW Racing, NSW Racing will have a greater capacity to be consulted and to provide recommendations in relation to New South Wales wagering and (until Tab's gaming businesses are sold) gaming.

Sky Channel

New South Wales racing clubs will be given the option of maintaining, until 30 June 2006, the contractual arrangements relating to Sky Channel which were in place as at 30 June 2003. Alternatively, those clubs will have the option to continue with any other arrangements agreed before TABCORP acquires control of Tab. For clubs other than New South Wales metropolitan thoroughbred racing clubs, any rights of first or last refusal or options to renew or extend in favour of Tab or Sky Channel will be disregarded.

TABCORP will be required to procure that Sky Channel Pty Ltd negotiates in good faith with the New South Wales racing clubs in relation to broadcast rights for Sky Channel from 30 June 2006 onwards. The future TABCORP group (including Tab and Sky Channel) will not object to those clubs negotiating collectively if they wish to do so.

TABCORP has also given NSW Racing a number of assurances that Sky Channel Pty Ltd will not give undue preference to the Victorian racing industry to the detriment of the New South Wales racing industry.

There will be annual meetings of a consultative committee comprising representatives of state racing industries to discuss the Sky Channel coverage program.

Exclusivity and right of last refusal

Until 23 May 2004, TABCORP has the exclusive right to negotiate arrangements, to give effect to the matters outlined above, with NSW Racing in connection with the requirements of proposed section 43A of the *Totalizator Act 1997* (NSW) (and any arrangements required to be entered into before the proclamation of the *Totalizator Legislation Amendment Act 2003* (NSW)) (the "NSW government requirements").

In addition, the following arrangements apply with effect immediately and will extend beyond 23 May 2004.

NSW Racing will not enter into exclusivity arrangements with any other person in relation to the NSW government requirements.

TABCORP will have a "right of last refusal" such that, if NSW Racing enters into a legally binding arrangement (an "Alternative Arrangement") with another bidder (or related body corporate of another bidder) for the shares in Tab for the purpose of the NSW government requirements and TABCORP makes an offer on more favourable terms, NSW Racing must accept that offer.

Termination rights

TABCORP may terminate the Heads of Agreement if:

- NSW Racing enters into a legally binding arrangement (including a heads of agreement) with another bidder for the shares in Tab for the purpose of the NSW government requirements; or
- the NSW government makes a public statement or gives written notice to TABCORP to the effect that the NSW government requirements will no longer apply or that the NSW government is prepared to nominate another bidder for the shares in Tab as the "nominated company" notwithstanding that the bidder (or one of its related bodies corporate) has not entered into arrangements with NSW Racing or has entered into arrangements with NSW Racing which are less favourable to NSW Racing than those contemplated by the Heads of Agreement.

The "right of last refusal" will survive termination by TABCORP pursuant to the above rights.

NSW Racing may terminate the Heads of Agreement if:

TABCORP (or one of its wholly owned subsidiaries) does not announce a takeover bid for the shares in Tab within 7 days of the execution of the Heads of Agreement;

- having announced a bid, TABCORP (or one of its wholly owned subsidiaries) withdraws its takeover bid for the shares in Tab;
- having announced a bid, TABCORP announces that a condition of the bid cannot be fulfilled and will not be waived;
- TABCORP does not acquire control of Tab within 6 months after execution of the Heads of Agreement; or
- TABCORP does not exercise its right of last refusal to better an Alternative Arrangement in circumstances where the Alternative Arrangement is more favourable to NSW Racing than that contemplated by the Heads of Agreement.

Each party also has the right to terminate the Heads of Agreement in the event of a material breach of it.